UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Applied Molecular Evolution, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

03823E108

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires
Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Alpha Bioventures, LLC

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power -0-

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (see Instructions)	[ ]

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person CO

Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

Applied Molecular Evolution, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3520 Dunhill Street San Diego, CA 92121

Item 2(a)	Name of Person Filing:

Alpha Bioventures, LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Applied Molecular Evolution, Inc. 3520 Dunhill Street San Diego, CA 92121

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

03823E108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under section 15 of the Act

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Page 3 of 5 Pages

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g)	[ ]	Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G)

(h)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	-0-

(b)	Percent of Class:	0%

(c)	Number of shares as to which such person has:

	(i) sole power to vote or to direct the vote:	-0-

	(ii) shared power to vote or to direct the vote:	-0-

	(iii) sole power to dispose or to direct the disposition of	-0-

	(iv) shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 4 of 5 Pages

Item 10.              Certification.

     Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 14, 2002

/s/ William D. Huse Alpha Bioventures, LLC By: William D. Huse, M.D., Ph.D Its Managing Member

Page 5 of 5 Pages